FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 20, 2005

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

The following documentation is being submitted herewith:

Exhibits:

Press Release dated April 20, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: April 20, 2005

FOR IMMEDIATE RELEASE

PARAMOUNT ENERGY TRUST CONFIRMS

APRIL 2005 DISTRIBUTION

Distribution Held at $0.22 per Unit

Calgary, AB – April 20, 2005 - Paramount Energy Trust (“PET" or the “Trust) (TSX – PMT.UN) is pleased to confirm that its distribution to be paid on May 16, 2005 in respect of income received by PET for the month of April 2005, for Unitholders of record on April 29, 2005, will be $0.22 per Trust Unit.  The ex-distribution date is April 27, 2005.

This bring cumulative distributions in respect of PET’s income in 2005 to $0.88 per Trust Unit and cumulative distributions paid since the inception of the Trust to-date to $5.944 per Trust Unit, representing a return of approximately 118 percent in the form of distributions alone on the Trust’s February 2003 Rights Offering at the start-up of the Trust which was priced at $5.05 per Trust Unit.

Closing of the Trust’s offering of 9.5 million subscription receipts (the “Subscription Receipts”) and $100 million of 6.25% convertible extendible unsecured subordinated debentures with an initial maturity date of June 30, 2005 (the “Debentures”), previously-announced on March 23, 2005 and detailed in the short form prospectus dated April 8, 2005, is scheduled to occur on or about April 26, 2005.  Each Subscription Receipt represents the right to receive one Trust Unit upon the closing of the Trust’s acquisition of assets in Northeast Alberta (the “Acquisition”).  Assuming closing of the offering occurs as scheduled; the proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before June 30, 2005, the net proceeds will be released to PET and used along with the proceeds of the Debentures, whose maturity date will automatically be extended to June 30, 2010, to pay part of the purchase price of the Acquisition.  Closing of the Acquisition is expected to occur on or about May 17, 2005.  Upon closing of the Acquisition, holders of record of the Subscription Receipts will then be entitled to receive a payment equivalent to the amount of the cash distribution, $0.22 per Subscription Receipt, in respect of income received by PET for the month of April 2005.  If the Acquisition fails to close by June 30, 2005 or the Acquisition is terminated at an earlier time, the escrow agent will return the issue proceeds and the pro rata entitlement to interest thereon to holders of the Subscription Receipts and the Debentures will mature on June 30, 2005.

PET expects that monthly cash distributions will be sustainable at $0.22 per Trust Unit for the remainder of 2005 and for the foreseeable future, based upon the Trust’s current hedges and the forward market for natural gas prices, however distributions are subject to change as dictated by actual conditions.  With the Trust’s current estimates for production and cash flow, incorporating the Northeast Alberta Acquisition, this level of distribution reflects an estimated payout ratio of approximately 75 percent of the PET’s distributable income.

About PET

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET’s Trust Units are listed on the Toronto Stock Exchange under the symbol “PMT.UN”.  The Trust also has convertible debentures listed under the symbol “PMT.DB”

Forward-looking Information

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET’s plans, changes in commodity prices, general economic, market, regulatory and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

For Paramount Energy Trust:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue S.W., Calgary, AB  T2P 0J9

Telephone:  (403) 269-4400      Fax:  (403) 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Sue M. Showers, Communications & Investor Relations Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.